

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 30, 2017

Yee Phong (Alan) Thian
Chairman, President and Chief Executive Officer
RBB Bancorp
660 S. Figueroa Street, Suite 1888
Los Angeles, CA 90017

  Re: RBB Bancorp
    Draft Registration Statement on Form S-1
    Submitted May 3, 2017
    CIK No. 0001499422

Dear Mr. Thian:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 20

Adverse conditions in Asia and elsewhere could adversely affect our business, page 26

1. You disclose that a substantial number of your customers have economic ties to Asia that could affect your business. Please provide additional detail in this regard to give investors a sufficient understanding of the nature and extent of the economic and cultural ties your customers have in the Asian markets. Additionally, consider also addressing in the Business section of your prospectus the importance that these economic ties may have on your business and strategic goals.

Selected Historical Consolidated Financial Data, page 52

Non-GAAP Financial Measures, page 55

Adjusted Allowance for Loan Losses to Total Loans Ratio, page 57

2.   We note you add unaccreted credit discounts related to prior acquisitions to the allowance
        for loan losses to derive an adjusted allowance for loan losses to total loans ratio that
        appears to use an individually tailored recognition and measurement method which could
        violate Rule 100(b) of Regulation G. Please remove this non-GAAP financial measure in
        future filings. Please refer to Question 100.04 of the Compliance & Disclosure
        Interpretations for guidance.

Business, page 110

3.   We note you operate as a minority deposit institution under FDIC guidelines, which
        confers eligibility for certain non-financial assistance from the FDIC and other federal
        regulatory agencies. We also note that you consider access to the FDIC technical
        assistance program one of your major competitive advantages (refer to disclosure in the
        third paragraph on page 115). In an appropriate section of the filing, please discuss
        whether you intend to maintain this designation after this offering, and what impact loss
        of such designation may have on your business. To the extent material, please include a
        risk factor discussing the effect this offering may have on your ability to maintain your
        minority depositary institution designation.

Our Strategic Plan, page 111

4.   You disclose that your future geographic expansion is currently focused in New York
        City and Houston. Considering that you attribute the success and growth you have
        experienced so far to your management team's strong "local community ties" as well as
        their credibility and relationships with both federal and California bank regulatory
        agencies, please disclose how you intend to successfully enter these new markets.
        Factors to consider in your discussion should include: the relative size of the immigrant
        Asian-American populations in markets targeted for expansion, particularly the Chinese-
        American population; the relevant similarities or dissimilarities of the Asian-American
        populations in those markets to that of the demographic in the markets you currently
        serve; why local markets have not already met the demand for these banking services to
        the extent the demand exists; the presence or absence of likely acquisition opportunities;
        and how you will transfer your model of community focused relationship based banking
        to areas where you appear to have no existing or neighboring presence. In this regard, we
        also note the risk factor "Our business depends on our ability to attract and retain Asian-
        American immigrants as clients" on page 20.

Lending Activities, page 120

5.   Under the heading "Commercial and Industrial Loans," you state that your trade finance unit provides international letters of credit, SWIFT, export advice, trade finance discounts and foreign exchange, and disclose that your trade finance area has a correspondent relationship with many of the largest banks in China, Taiwan, Vietnam, Hong Kong and Singapore. Please provide an analysis of whether these activities and relationships subject you to risks related to foreign currency fluctuations and, if so, to what extent.

Executive Compensation, page 149

Summary Compensation Table, page 149

6.   Please refer to Mr. Thian's Board Director Fee disclosed as "Other Compensation." Since you appear to have provided disclosure pursuant to Instruction 3 to Item 402(n) of Regulation S-K, then remove Mr. Thian's director compensation disclosure from the Director Compensation table on page 157.

Principal Family Shareholders, page 163

7.   Please provide us with a detailed legal analysis explaining how you determined that Messrs. Chang, Kao, Thian, Chen, Feng Lin and Paul Lin are not considered beneficial owners of all of the shares owned by their respective family members. Refer to Item 403(a) of Regulation S-K and Exchange Act Rule 13(d)(3).

Signatures

8.   Please identify the executive officer(s) who is signing the registration statement in the capacity of principal *financial* officer, and controller or principal accounting officer. Refer to Instructions 1 and 2 to Signatures in Form S-1.

You may contact John Spitz at (202) 551-3484, Staff Accountant, or H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David Morris
        Loren P. Hansen